As filed with the Securities and Exchange Commission on February 21, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

HMS INCOME FUND, INC.
(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

40427D102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Sherri W. Schugart
Chief Executive Officer
HMS Income Fund, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
Telephone: (888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Thomas J. Friedmann
Matthew J. Carter
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110
Tel: (617) 728-7100

Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
Tel: (404) 881-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$6,082,442.06	$789.50

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the previous fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $789.50
Form or Registration No.: Schedule TO
Filing Party: HMS Income Fund, Inc.
Date Filed: December 30, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on December 30, 2019 by HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) the number of shares of the Company's common stock, par value $0.001 per share (the “Shares”) the Company can repurchase with the proceeds it received from the issuance of Shares under the Company's distribution reinvestment plan during the prior calendar quarter and (ii) 2.5% of the weighted average number of Shares outstanding in the prior four calendar quarters at the net asset value per share as of February 19, 2020. The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated December 30, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on February 7, 2020, and a total of 2,977,551.544 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, on February 21, 2020 (the funding date), the Company purchased a total of 789,922.02 Shares validly tendered and not withdrawn at a price of $7.70 per Share, which was the net asset value per share as of February 19, 2020, for an aggregate purchase price of $6,082,395.97 (an amount equal to the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan during the prior calendar quarter). Because the amount of repurchase requests exceeded the number of Shares the Company sought to repurchase, the Company repurchased Shares on a pro-rata basis, subject to "odd lot" priority as described in the Offer. Stockholders who owned fewer than 100 shares in the aggregate and who properly tendered and did not withdraw such Shares and elected to be subject to "odd lot" priority were not subject to proration, in accordance with the terms of the Offer. All shares tendered by eligible Odd Lot Holders (as defined in the Offer) were repurchased. Approximately 26.5% of the number of Shares tendered by each remaining stockholder who participated in the tender offer was repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 21, 2020

HMS Income Fund, Inc.

By: /s/ Jeffrey S. Folkerts
Name: Jeffrey S. Folkerts
Title: Chief Accounting Officer and Treasurer